SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 16, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares
Number of reports in announcement:1
Company Name: MERANT plc
Full Issuer Name: MERANT plc
AVS Security Number: Unknown
Release Date:IMMEDIATELY
Release Time:IMMEDIATELY
Embargo Details:
Telephone Confirmation of Release Required:
Contact Name: Philip Rosier
Tel. No: 01635-565583
Announcement Given To Third Parties:
Amendment: No
Headline: Holding in company
Schedule 10 - Notification of Major Interests in Shares
1 Name of company: MERANT plc
2 Name of shareholder having a major interest: Fidelity Investments
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Same as above 4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
431,756 Chase Nominees Ltd Bank (Head Office) Nominees Limited for Fidelity Investment Services Limited (FISL) 4,280,755 Clydesdale Bank (Head Office) Nominees Ltd for FISL 296,500 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity International Limited (FIL)
170,000 Bankers Trust for FIL 336,500 Chase Nominees Ltd for FIL 115,000 Bankers Trust for FIL 45,398 FIL 13,900 HSBC for FIL
5 Number of shares/amount of stock acquired: 6 Percentage of issued class: 7 Number of shares/amount of stock disposed:
8 Percentage of issued class: 9 Class of security: 2p Ordinary
10 Date of transaction: 11 Date company informed:15 Nov 01
12 Total holding following this notification:5,689,809
13 Total percentage holding of issued class following this notification:4.22% 14 Contact name for queries:Philip Rosier
15 Contact telephone number:01635-565583 16 Name of company official responsible for making notification:Philip Rosier 17 Date of notification:16 Nov 01

Additional Information:

NNNN

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 16, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel